MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2021

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three months and six ended June 30, 2021 and the related notes contained therein, which were prepared in accordance with IAS34 Interim financial reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC"). This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$.") dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) are otherwise indicated. This MD&A is dated as of August 4, 2021 and all information contained is current as of August 4, 2021 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This Management Discussion and Analysis has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included have been prepared in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC's new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC's new rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in this Management Discussion and Analysis that contain descriptions of the Corporation's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour's anticipated performance in 2021, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the impact of the COVID 19 pandemic on operations. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ultimate impact of the COVID 19 pandemic on operations and results, fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

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ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Three Months Ended June 30			Q1 2021 Highlights	Six Months Ended June 30
2021	2020	% Change		2021	2020	% Change
			Production
1,073,724	596,545	80%	Silver ounces produced	2,121,824	1,454,204	46%
11,166	5,817	92%	Gold ounces produced	22,275	14,293	56%
1,062,267	590,618	80%	Payable silver ounces produced	2,098,977	1,440,409	46%
10,955	5,717	92%	Payable gold ounces produced	21,849	14,037	56%
1,967,004	1,061,905	85%	Silver equivalent ounces produced(1)	3,903,824	2,597,644	50%
13.03	2.78	369%	Cash costs per silver ounce(2)(3)	10.48	5.77	82%
19.55	10.33	89%	Total production costs per ounce(2)(4)	17.51	13.88	26%
25.39	14.91	70%	All-in sustaining costs per ounce(2)(5)	22.69	16.96	34%
242,018	114,120	112%	Processed tonnes	451,471	313,447	44%
119.94	102.02	18%	Direct operating costs per tonne(2)(6)	116.43	98.76	18%
141.61	109.74	29%	Direct costs per tonne(2)(6)	134.48	104.59	29%
18.52	10.16	82%	Silver co-product cash costs(7)	16.89	10.99	54%
1,288	1,111	16%	Gold co-product cash costs(7)	1,116	1,175	(5%)
			Financial
47.7	20.2	136%	Revenue ($ millions)	82.2	42.1	95%
1,120,266	634,839	76%	Silver ounces sold	1,743,645	1,300,339	34%
9,810	5,218	88%	Gold ounces sold	20,473	12,672	62%
26.82	17.04	57%	Realized silver price per ounce	26.95	16.16	67%
1,866	1,862	0%	Realized gold price per ounce	1,781	1,727	3%
6.7	(3.3)	302%	Net earnings (loss) ($ millions)	18.9	(19.2)	198%
0.8	(3.3)	126%	Adjusted net earnings (loss) (11) ($ millions)	(3.7)	(19.2)	81%
10.2	3.1	228%	Mine operating earnings (loss) ($ millions)	15.9	0.2	6800%
17.2	7.6	125%	Mine operating cash flow ($ millions)(8)	30.5	11.9	156%
8.7	1.9	358%	Operating cash flow before working capital changes(9)	13.9	(3.1)	551%
15.9	1.2	1214%	Earnings before ITDA(10) ($ millions)	39.8	(5.5)	823%
146.8	44.6	229%	Working capital ($ millions)	146.8	44.6	229%
			Shareholders
0.04	(0.02)	300%	Earnings (loss) per share - basic	0.12	(0.13)	192%
0.01	(0.02)	123%	Adjusted earnings (loss) per share - basic(8)	(0.02)	(0.13)	83%
0.05	0.01	302%	Operating cash flow before working capital changes per share(9)	0.08	(0.02)	499%
168,383,755	147,862,393	14%	Weighted average shares outstanding	164,051,368	144,836,300	13%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce, direct production costs per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 & 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 24 & 25.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 19.

(9) See Reconciliation to IFRS on page 20 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 20.

(11) Adjusted net earnings is calculated by adding back the reversal of impairment on non-current assets that are held for sale which had a significant effect on reported earnings.  See Reconciliation to IFRS on page 19.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví and Bolañitos mines, the Company commissioned the El Compas mine in March 2019.  The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector. In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which operated until November 2019.

On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo mine and related assets to VanGold Mining Corp. ("VanGold") for a combination of cash and share payments plus additional contingency payments. On April 9, 2021, VanGold purchased the El Cubo assets for total consideration of $19.7 million and the Company recognizing a gain on disposal of $5.8 million.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions were decreed, including the suspension of non-essential businesses, with only essential services to remain open.  At March 31, 2020, mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel followed the Company's strict COVID-19 safety protocols and non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020 as mining was declared an essential business.

The Company implemented measures to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, the Company is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact on the Company's 2021 production and costs has greater uncertainty.  Globally, and in Mexico, positive COVID-19 continues to spread at a significant rate, while the duration of vaccine distributions and effectiveness remain uncertain.  A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk.

The Company's long-term business could be significantly adversely affected by the on-going effects of the COVID-19 pandemic. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, the duration of vaccine distribution and the length of travel and quarantine restrictions imposed by governments of affected countries.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID 19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital.

As of June 30, 2021, the Company held $125.2 million in cash and $146.8 million in working capital.  Management believes there is sufficient working capital to meet the Company's current obligations, however the ultimate duration and severity of the COVID pandemic remains uncertain and could impact the financial liquidity of the Company.

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Compas mines.

Consolidated Production Results for the Three and Six Months Ended June 30, 2021 and 2020

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2021	2020	% Change		2021	2020	% Change
242,018	114,120	112%	Ore tonnes processed	451,471	313,447	44%
163	188	(14%)	Average silver grade (gpt)	170	167	2%
84.9	86.3	(2%)	Silver recovery (%)	85.8	86.2	(1%)
1,073,724	596,545	80%	Total silver ounces produced	2,121,824	1,454,204	46%
1,062,267	590,618	80%	Payable silver ounces produced	2,098,977	1,440,409	46%
1.63	1.84	(11%)	Average gold grade (gpt)	1.76	1.66	6%
87.9	86.3	2%	Gold recovery (%)	87.2	85.3	2%
11,166	5,817	92%	Total gold ounces produced	22,275	14,293	56%
10,955	5,717	92%	Payable gold ounces produced	21,849	14,037	56%
1,967,004	1,061,905	85%	Silver equivalent ounces produced(1)	3,903,824	2,597,644	50%
13.03	2.78	369%	Cash costs per silver ounce(2)(3)	10.48	5.77	82%
19.55	10.33	89%	Total production costs per ounce(2)(4)	17.51	13.88	26%
25.39	14.91	70%	All in sustaining cost per ounce (2)(5)	22.69	16.96	34%
119.94	102.02	18%	Direct operating costs per tonne(2)(6)	116.43	98.76	18%
141.61	109.74	29%	Direct costs per tonne(2)(6)	134.48	104.59	29%
18.52	10.16	82%	Silver co-product cash costs(7)	16.89	10.99	54%
1,288	1,111	16%	Gold co-product cash costs(7)	1,116	1,175	(5%)

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce, direct production costs per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 & 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 24 & 25.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

Consolidated Production

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Consolidated silver production during Q2, 2021 was 1,073,724 ounces (oz), an increase of 80% compared to 596,545 oz in Q2, 2020, and gold production was 11,166 oz, an increase of 92% compared to 5,817 oz in Q2, 2020.  Plant throughput was 242,018 tonnes at average grades of 163 grams per tonne (gpt) silver and 1.63 gpt gold, a throughput increase of 112% compared to 114,120 tonnes at average grades of 188 gpt silver and 1.84 gpt gold in Q2, 2020.  The 80% increase in silver production and 92% increase in gold production compared to Q1, 2020 is primarily due to the suspension of the Guanaceví, Bolañitos and El Compas mines during Q2 2020 due to the COVID-19 pandemic, offset by slightly lower grades in Q2 2021.  There was a 14% decrease in the average silver grade driven by lower grades at Bolañitos and El Compas, slightly offset by higher grades at Guanaceví, and an 11% decrease in gold grades driven by lower grades at Guanaceví and El Compas, slightly offset by higher gold grades at Bolañitos.

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Consolidated silver production during the first half of 2021 was 2,121,824 ounces (oz), an increase of 46% compared to 1,454,204 oz in the first half of 2020, and gold production was 22,275 oz, an increase of 56% compared to 14,293 oz in Q2, 2020.  Plant throughput was 451,471 tonnes at average grades of 170 grams per tonne (gpt) silver and 1.76 gpt gold, a throughput increase of 44% compared to 313,447 tonnes at average grades of 167 gpt silver and 1.66 gpt gold in the first half of 2020.  The 46% increase in silver production and 56% increase in gold production compared to 2020 is primarily due to the suspension of the Guanaceví, Bolañitos and El Compas mines during Q2 2020 due to the COVID-19 pandemic.  Silver grades have been consistent with 2020 and there has been a 6% increase in gold grades with recoveries for both consistent with 2020.

For the first half of 2021, silver equivalent production was in line with guidance. The COVID-19 pandemic remains prevalent in Mexico, and at the Company's business locations, process and protocols remain in place to ensure staff and workers as well as our communities remain as safe as possible.

Consolidated Operating Costs

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Direct operating costs per tonne in Q2, 2021 increased 18%, to $119.94 compared with Q2, 2020 due to higher operating costs at Guanaceví, Bolañitos and El Compas.  Guanaceví, Bolañitos and El Compas have seen increased labour costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to prior year.  There has also been an increase in the Mexican Peso foreign exchange rates comparative to the US Dollar, which increase expenses denominated in that currency.  Including royalties and special mining duty, direct costs per tonne increased 29% to $141.61.  Royalties increased 420% to $4.3 million as increased production from the El Curso and El Porvenir concessions at Guanaceví and higher prices substantially increased the royalty expense. The higher prices and higher grades increased special mining duty expense to $0.7 million for Q2, 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $13.03 due to higher direct costs per tonne and lower silver and gold grades.  All-in sustaining costs (also a non-IFRS measure) increased 70% to $25.39 per oz in Q2, 2021 as a result of higher cash costs, higher corporate general and administrative costs, increased mine site expensed exploration and increased capital expenditures at Guanaceví to accelerate mine development within the El Curso ore body.  In Q2, 2021 corporate general and administrative included a $1.6 million mark to market expense of cash settled deferred share units expense, whereas the mark to market expense was $1.1 million in 2020, due to period end changes in the Company's share price.

On a co-product cash costs basis silver cost per ounce increased 82% and gold cost per ounce increased 16% compared to the Q2, 2020. The silver co-product cost per ounce decreased due to reduced silver ore grade, lower silver recoveries and higher operating, royalty and special mining duty costs primarily at the Guanaceví mine.  Gold co-product cash costs increased due to lower gold ore grades, and the higher operating costs at Guanaceví offset by an increase in gold recovery.

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Direct operating costs per tonne in 2021 increased 18%, to $116.43 compared with 2020 due to higher operating costs at Guanaceví, Bolañitos and El Compas.  Guanaceví, Bolañitos and El Compas have seen increased labour costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to the prior year.  There has also been a 7% increase in the average Mexican Peso to US Dollar foreign exchange rate compared to the prior period, which increase expenses denominated in that currency.  Including royalties and special mining duty, direct costs per tonne increased 29% to $134.48.  Royalties increased 302% to $6.8 million as increased production from the El Curso and El Porvenir concessions at Guanaceví and higher prices substantially increased the royalty expense. The higher prices and higher grades increased special mining duty expense to $0.9 million for Q2, 2021.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) was increased to $10.48 due to the higher direct costs per tonne, offset by higher grades and higher gold prices.  All-in sustaining costs (also a non-IFRS measure) increased 34% to $22.69 per oz in 2021 as a result of higher cash costs, higher corporate general and administrative costs, increased mine site expensed exploration and increased capital expenditures at Guanaceví to accelerate mine development within the El Curso ore body.  In 2021 corporate general and administrative included a $1.4 million mark to market expense of cash settled deferred share units expense, whereas the mark to market expense was $0.1 million in 2020, due to period end changes in the Company's share price.

On a co-product cash costs basis silver cost per ounce increased 54% and gold cost per ounce decreased 5% compared to the 2020. The improved silver ore grade was offset by higher operating, royalty and special mining duty costs primarily at the Guanaceví mine.  Gold co-product cash costs decreased due to higher gold ore grades, higher gold recoveries offset by the higher operating costs at Bolañitos.

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 500 people and engages over 390 contractors.

During 2019, the Company acquired a 10-year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. The Company pays a 4% royalty on sales below $15.00 per ounce, 9% above $15.00 per ounce 13% above $20.00 per silver ounce, and a maximum 16% above $25 per silver ounce, based on the then current realized prices.

The development of two new orebodies, Milache and SCS and the acquisition of the Ocampo concession rights have provided sufficient ore and flexibility to increase mine output and to reach designed plant capacity.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Production Results for the Three and Six Months Ended June 30, 2021 and 2020

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2021	2020	% Change		2021	2020	% Change
111,893	62,231	80%	Ore tonnes processed	200,525	156,438	28%
308	304	1%	Average silver grade (g/ t)	335	289	16%
84.8	86.7	(2%)	Silver recovery (%)	86.0	87.5	(2%)
939,241	527,347	78%	Total silver ounces produced	1,857,458	1,272,461	46%
936,424	525,766	78%	Payable silver ounces produced	1,851,886	1,268,764	46%
0.98	1.05	(7%)	Average gold grade (g/ t)	1.01	0.94	7%
87.5	87.9	(0%)	Gold recovery (%)	89.5	90.4	(1%)
3,084	1,847	67%	Total gold ounces produced	5,827	4,274	36%
3,075	1,842	67%	Payable gold ounces produced	5,810	4,263	36%
1,185,961	675,107	76%	Silver equivalent ounces produced(1)	2,323,618	1,614,381	44%
17.06	8.48	101%	Cash costs per silver ounce(2)(3)	14.19	8.79	61%
19.98	12.43	61%	Total production costs per ounce(2)(4)	17.01	12.02	42%
24.68	15.00	65%	All in sustaining cost per ounce (2)(5)	21.93	14.77	48%
149.81	113.72	32%	Direct operating costs per tonne(2)(6)	145.86	107.73	35%
193.09	126.13	53%	Direct costs per tonne(2)(6)	182.33	117.55	55%
18.72	10.76	74%	Silver co-product cash costs(7)	16.30	10.63	53%
1,303	1,176	11%	Gold co-product cash costs(7)	1,077	1,137	(5%)

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 & 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 24 & 25.

Guanaceví Production Results

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Silver production at the Guanaceví mine during Q2, 2021 was 939,241 oz, an increase of 78% compared to 527,347 oz in Q2, 2020, and gold production was 3,084 oz, an increase of 67% compared to 1,847 oz in Q2, 2020.  Plant throughput was 111,893 tonnes at average grades of 308 gpt silver and 0.98 gpt gold, compared to 62,231 tonnes at average grades of 304 gpt silver and 1.05 gpt gold in Q2, 2020. The 78% increase in silver production and 67% increase in gold production compared to Q2, 2020 is primarily due to the suspension of the Guanaceví mine during Q2 2020 due to the COVID-19 pandemic.  Production also increased due to higher throughput, as the plant reached its 1,200 tonnes per day capacity in Q2, 2021, and higher ore grades partially offset by lower recoveries.  Stockpiled ore inventory increased slightly during the quarter as the mine output is ahead of plan. With the higher metal prices, the purchase of local third-party ores continued to supplement mine production, amounting to 11% of quarterly throughput, and contributed to the higher ore grades.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Silver production at the Guanaceví mine during 2021 was 1,857,458 oz, an increase of 46% compared to 1,272,461 oz in 2020, and gold production was 5,827 oz, an increase of 36% compared to 4,274 oz in 2020.  Plant throughput was 200,525 tonnes at average grades of 335 gpt silver and 1.01 gpt gold, compared to 156,438 tonnes at average grades of 289 gpt silver and 0.94 gpt gold in Q2, 2020. The 46% increase in silver production and 36% increase in gold production compared to 2020 is primarily due to the suspension of the Guanaceví mine during Q2, 2020 due to the COVID-19 pandemic.  Production also increased due to higher throughput, as the plant reached its 1,200 tonnes per day capacity in Q2, 2021, and higher ore grades partially offset by lower recoveries.  Stockpiled ore inventory increased during the first half of the year as the mine output is ahead of plan. The purchase of local third-party ores continued to supplement mine production, amounting to 11% of quarterly throughput, and contributed to the higher ore grades.

Guanaceví Operating Costs

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Direct operating costs per tonne for the three months ended June 30, 2021 increased 32% to $149.81 compared with the same period in 2020, resulting from increased purchase of local third-party ores, increased labour costs, the expensing of development costs at El Porvenir, as there are no reserves to allow for capitalization, and an increase in operating development.  Including royalty and special mining duty costs, direct cost per tonne increased 53% to $193.09 compared with the same period in 2020. Increased production from the El Curso and El Porvenir concessions and higher prices significantly increased the royalties paid during the quarter. The increased metal prices and ore grades resulted in improved profitability and higher special mining duty payable to the Mexican government.

Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were $17.06 compared to $8.48 due to the higher cost per tonne and lower gold grades. Similarly, all-in sustaining costs (also a non-IFRS measure) increased 65% to $24.68 from $15.00 per oz for the three months ended June 30, 2021.  The increase in cash costs per oz was the primary driver of the higher all in sustaining costs, while higher capital and exploration expenditures and general and administration expenses contributed to the higher costs compared to the same period in 2020. In Q2, 2020 there was a reduction in capital and exploration expenditures due to the suspension of activities due to COVID-19.  Mine development advancement exceeded plan in Q2, 2021 increasing development expenditures in Q2, 2021 compared to Q2, 2020.

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Direct operating costs per tonne in 2021 increased 35% to $145.86 compared with the same period in 2020, as a result of increased purchase of local third-party ores, increased labour costs, the expensing of development costs at El Porvenir, as there are no reserves to allow for capitalization, and an increase in operating development.  Including royalty and special mining duty costs direct cost per tonne increased 55% to $182.33 compared with the same period in 2020. Increased production from the El Curso and El Porvenir concessions and higher prices significantly increased the royalties paid during the quarter. The increased metal prices and ore grades resulted in improved profitability and higher special mining duty payable to the Mexican government.

Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were $14.19, 61% higher due to the higher cost per tonne, offset by the higher metal grades and higher gold credit. Similarly, all-in sustaining costs (also a non-IFRS measure) increased 48% to $21.93 per oz for the six months ended June 30, 2021.  The increase in cash costs per oz was the primary driver of the higher all in sustaining costs, while higher capital and exploration expenditures and general and administration expenses contributed to the higher costs compared to the same period in 2020. In Q2, 2020 there was a sharp reduction in capital and exploration expenditures due to the suspension of activities due to COVI-19. Mine development advancement exceeded plan during the six months ended June 30, 2021 increasing development expenditures in 2021 compared to 2020.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 380 people and engages over 250 contractors.

Production Results for the Three Months and Six Months Ended June 30, 2021 and 2020

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2021	2020	% Change		2021	2020	% Change
107,912	41,680	159%	Ore tonnes processed	205,604	124,897	65%
39	47	(17%)	Average silver grade (g/ t)	39	43	(9%)
88.7	88.4	0%	Silver recovery (%)	87.8	82.1	7%
120,044	55,682	116%	Total silver ounces produced	226,271	141,807	60%
112,456	51,912	117%	Payable silver ounces produced	211,444	132,918	59%
2.14	2.10	2%	Average gold grade (g/ t)	2.15	1.84	17%
91.0	89.1	2%	Gold recovery (%)	91.0	87.0	5%
6,753	2,508	169%	Total gold ounces produced	12,935	6,430	101%
6,584	2,446	169%	Payable gold ounces produced	12,612	6,263	101%
660,284	256,322	158%	Silver equivalent ounces produced(1)	1,261,071	656,207	92%
(30.39)	(30.20)	(1%)	Cash costs per silver ounce(2)(3)	(27.16)	(16.26)	(67%)
4.76	(8.73)	154%	Total production costs per ounce(2)(4)	9.73	8.55	14%
19.56	29.79	(34%)	All in sustaining cost per ounce (2)(5)	22.05	38.55	(43%)
78.66	76.46	3%	Direct operating costs per tonne(2)(6)	77.99	70.96	10%
81.69	77.02	6%	Direct costs per tonne(2)(6)	80.65	71.44	13%
14.94	9.74	53%	Silver co-product cash costs(7)	15.34	10.76	43%
1,040	1,064	(2%)	Gold co-product cash costs(7)	1,014	1,150	(12%)

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 & 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 24 & 25.

Bolañitos Production Results

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Silver production at the Bolañitos mine was 120,044 oz in Q2, 2021, an increase of 116% compared to 55,682 oz in Q2, 2020, and gold production was 6,753 oz in Q2, 2021, an increase of 169% compared to 2,508 oz in Q2, 2020.  Plant throughput in Q2, 2021 was 107,912 tonnes at average grades of 39 gpt silver and 2.14 gpt gold, compared to 41,680 tonnes at average grades of 47 gpt silver and 2.10 gpt gold.  The 116% increase in silver production and 169% increase in gold production compared to Q2, 2020 is primarily due to the suspension of the Bolañitos mine during Q2 2020 due to the COVID-19 pandemic.  There was a 17% reduction in silver grade and a 2% increase in gold grade and both silver and gold recoveries improved in Q2, 2021 compared to Q2, 2020.  Recoveries improved as the operations improved ore blending to maximize recoveries compared to the prior period.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Silver production at the Bolañitos mine was 226,271 oz in 2021, an increase of 60% compared to 141,807 oz in 2020, and gold production was 12,935 oz in 2021, an increase of 101% compared to 6,430 oz in 2020.  Plant throughput in 2021 was 205,604 tonnes at average grades of 39 gpt silver and 2.15 gpt gold, compared to 124,897 tonnes at average grades of 43 gpt silver and 1.84 gpt gold.  There was a 9% reduction in silver grade and a 17% increase in gold grade and silver and gold recoveries improved in 2021 compared to 2020.  Recoveries improved as the operations improved ore blending to maximize recoveries compared to the prior period.

Bolañitos Operating Costs

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Direct production costs per tonne in Q1, 2021 increased 6% to $81.69 per tonne due to higher waste tonnes handled during the quarter, and higher labour costs.  Cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $30.39 per oz of payable silver in Q2, 2021 compared to negative $30.20 per oz in Q2, 2020 as the proportion of gold production increased compared to the same period in prior year.  All-in sustaining costs (also a non-IFRS measure) decreased in Q2, 2021 to $19.56 per oz due to lower operating cost per oz, partially offset by higher sustaining capital expenditures and higher corporate general and administrative charges.

On a co-product cash costs basis, silver cost per ounce increased compared to Q2, 2020. Silver co-product cash costs increased 53%, while gold co-product costs fell 2% to $14.94 per silver ounce and $1,040 per gold ounce respectively. The deterioration in the silver cost on a co-product basis was primarily driven by the higher direct costs per tonne and the variation in ore, while the lower gold costs on a co-product basis was driven by the higher ore gold grades, partially offset by the higher direct costs per tonne.

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Direct production costs per tonne in 2021 increased 13% to $80.65 per tonne due to higher waste tonnes handled during the period, and higher labour costs.  Cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $27.16 per oz of payable silver in 2021 compared to negative $16.26 per oz in 2020 as the proportion of gold production increased compared to the same period in prior year and there was a 3% increase in the realized gold price.  All-in sustaining costs (also a non-IFRS measure) decreased in 2021 to $22.05 per oz due to lower operating cost per oz, partially offset by higher sustaining capital expenditures higher corporate general and administrative charges.

On a co-product cash costs basis, silver cost per ounce increased compared to 2020. Silver co-product cash costs increased 43%, while gold co-product costs fell 12% to $15.34 per silver ounce and $1,014 per gold ounce respectively. The deterioration in the silver cost on a co-product basis was primarily driven by the higher direct costs per tonne and the variation in ore, while the lower gold costs on a co-product basis was driven by the higher ore gold grades, partially offset by the higher direct costs per tonne.

EL COMPAS OPERATIONS

The El Compas operation is a small but high grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production.  There is also potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district. El Compas has a nominal plant capacity of 250 tonnes per day.

El Compas currently employs close to 200 people and engages over 55 contractors and achieved commercial production during Q1, 2019. The December resource was sufficient to support mining until mid-2021, while management has elected to suspend mining and milling operations during Q3, 2021.

There remain several brownfield exploration opportunities on concessions owned by the Company, however further resource definition and evaluation is required to recommence production. Temporary closure costs are estimated to be $1.3 million for 2021, including demobilization costs of $0.1 million, and severance cost of $1.0 million.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

Production Results for the Three Months and Six Months Ended June 30, 2021 and 2020

Three Months Ended June 30			El Compas	Six Months Ended June 30
2021	2020	% Change		2021	2020	% Change
22,213	10,209	118%	Ore tonnes processed	45,342	32,112	41%
30	60	(50%)	Average silver grade (g/ t)	39	59	(34%)
67.4	68.6	(2%)	Silver recovery (%)	67.0	65.6	2%
14,439	13,516	7%	Total silver ounces produced	38,095	39,936	(5%)
13,387	12,940	3%	Payable silver ounces produced	35,647	38,727	(8%)
2.45	5.55	(56%)	Average gold grade (g/ t)	3.30	4.50	(27%)
76.0	80.3	(5%)	Gold recovery (%)	73.0	77.3	(6%)
1,329	1,462	(9%)	Total gold ounces produced	3,513	3,589	(2%)
1,296	1,429	(9%)	Payable gold ounces produced	3,427	3,511	(2%)
120,759	130,476	(7%)	Silver equivalent ounces produced(1)	319,135	327,056	(2%)
96.21	(96.83)	199%	Cash costs per silver ounce(2)(3)	41.01	(17.64)	333%
114.59	1.62	6973%	Total production costs per ounce(2)(4)	89.38	93.06	(4%)
123.73	(48.25)	356%	All in sustaining cost per ounce (2)(5)	66.07	14.50	356%
170.04	134.98	26%	Direct operating costs per tonne(2)(6)	160.51	163.18	(2%)
173.37	143.50	21%	Direct costs per tonne(2)(6)	166.93	170.31	(2%)
36.02	8.45	326%	Silver co-product cash costs(7)	28.01	12.91	117%
2,506	924	171%	Gold co-product cash costs(7)	1,851	1,380	34%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 & 22.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 21 & 22.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22&23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne includes all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 21 & 22.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 24 & 25.

El Compas Production Results

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Silver production at the El Compas mine was 14,439 oz and gold production was 1,329 oz in Q2, 2021 compared to 13,516 silver oz and gold 1,462 gold oz in Q2, 2020.  Plant throughput in Q2, 2021 was 22,213 tonnes at average grades of 30 gpt silver and 2.45 gpt gold compared to 10,209 tonnes at average grades of 60 gpt silver and 5.55 gpt gold.  El Compas production was close to plan with higher throughput offset by lower silver and gold grades.  The increase in throughput compared to Q2, 2020 is primarily due to the suspension of the El Compas mine during Q2 2020 due to the COVID-19 pandemic.  Although throughput has increased, both silver and gold grades have decreased as the mine has approached the end of its economic reserve life, resulting in lower proportional production.

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Silver production at the El Compas mine was 38,095 oz and gold production was 3,513 oz in 2021 compared to 39,936 silver oz and 3,589 gold oz in 2020.  Plant throughput in 2021 was 45,342 tonnes at average grades of 39 gpt silver and 3.3 gpt gold compared to 32,112 tonnes at average grades of 59 gpt silver and 4.5 gpt gold.  El Compas production was close to plan with higher throughput offset by lower silver and gold grades. The increase in throughput compared to Q2, 2020 is primarily due to the suspension of the El Compas mine during Q2 2020 due to the COVID-19 pandemic.  Although throughput remained steady, both silver and gold grades have decreased as the mine has approached the end of its estimated reserve life resulting in lower proportional production.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

El Compas Operating Costs

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Direct production costs were $173.37 per tonne in Q2, 2021, a 21% increase from Q2, 2020. Silver cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were $96.21 per oz of payable silver in Q2, 2021 compared to negative $96.83 per oz in Q2, 2020. The increased costs per tonne and the decrease in grades were the primary drivers in the high cash cost metric compared to 2020. The decrease in costs per tonne was a result of normal variations in costs incurred.

On a co-product cash costs basis, both silver and gold co-product costs per ounce rose 326% and 171% higher respectively due to higher operating costs on a per tonne basis and significantly lower grades.

All-in sustaining costs (also a non-IFRS measure) increased in Q2, 2021 to $123.73 per oz compared to negative $48.25 per ounce in the same period ended in 2020. The higher all-in sustaining costs is a function of the higher operating costs and significantly lower silver and gold grades compared to 2020.

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Direct production costs were $166.93 per tonne in 2021, a 2% decrease from 2020. Silver cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were $41.01 per oz of payable silver in 2021 compared to negative $17.64 per oz in 2020. The significantly lower gold grade was the primary driver in the increase in cash costs in 2021 compared to 2020. The decrease in costs per tonne was a result of normal variations in costs incurred.

On a co-product cash costs basis, both silver cost per ounce and gold co-product costs per ounce increased to $28.01 per ounce and $1,851 per ounce, respectively compared to 2020. The silver co-product cost per ounce increased due to the lower silver grade ore partially offset by the lower operating costs on a per tonne basis.  The gold co-product cost per ounce increased due to the lower gold grade ore partially offset by the lower operating costs on a per tonne basis.

All-in sustaining costs (also a non-IFRS measure) increased in 2021 to $66.07 per oz compared to $14.50 per ounce in  the same period ended in 2020. The higher all-in sustaining costs is a function of the lower silver and gold grades.

The Company retained essential personnel at El Compas during the 2020 suspension period to maintain safety protocols, environmental monitoring, security measures and day-to-day maintenance.  Non-essential employees were sent home to self-isolate and continued to receive their base pay.

EL CUBO OPERATIONS

The El Cubo operation included two previously operating underground silver-gold mines and a flotation plant. which employed over 350 people and engaged over 200 contractors until the suspension of operations at the end of November 2019 as the mineral reserves had been exhausted. The mine, plant and tailings facilities were on care and maintenance until the sale of the El Cubo mine and related assets in April 2021.

Company management and contract personnel maintained the security of the mine, plant and tailings facilities until the sale. For the six months ended June 30, 2021 the Company incurred $0.6 million (2020 - $2.0 million) in legal, administrative and care and maintenance expenses. In 2020 $0.3 million severance costs and $1.5 million in legal, administrative and care and maintenance expenses were incurred and $0.2 million in building and office depreciation.

On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo mine and related assets to VanGold Mining Corp. ("VanGold") for $15.0 million in cash and share payments plus additional contingency payments. On April 9, 2021, VanGold purchased the El Cubo assets for the following gross consideration:

  $7.5 million cash (paid)
  $9.8 million paid in shares with 21,331,058 shares of VanGold with a fair value of CDN $0.58 per share on April 9, 2021.  Total fair value of the shares at the time of agreement was $5.0 million priced at CDN$0.30
  $2.4 million paid by unsecured promissory note with a face value of $2.5 million due and payable April 9, 2022
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

VanGold is required to pay the Company up to an additional $3.0 million in contingent payments based on the following events:

  $1.0 million upon VanGold producing 3.0 million silver equivalent ounces from the El Cubo mill
  $1.0 million if the price of gold closes at or above US$2,000 dollars per ounce for 20 consecutive days prior to April 9, 2023.
  $1.0 million if the price of gold closes at or above US$2,200 dollars per ounce for 20 consecutive days prior to April 9, 2023.

On sale of the El Cubo assets the Company recognized a $16.8 million reversal of prior year impairments and $5.8 million gain on disposal for totaling $22.6 million impact on earnings in the first half of 2021.

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

In 2020, the Company engaged an external consultant to update a previous Preliminary Feasibility Study based on updated information gathered in 2019 and 2020. In Q3, 2020 the Company completed an updated summary of the project's economics and published the NI 43-101 Technical Report ("2020 PFS").

The 2020 PFS included significant changes to the operations plan, capital and operating costs compared to the previous study and, as a result, project economics improved with higher certainty on a number of assumptions. The external consultant reviewed all aspects of the previous studies, while further cost-benefit initiatives will continue to be evaluated.

The 2020 PFS base case assumes a two-year trailing average silver price of $15.97 per oz and a gold price of $1,419 per oz. At base case prices, the improved economics estimates a net present value (NPV) of $137 million at a 5% discount rate, internal rate of return (IRR) of 30.0%, and payback period of 2.7 years.  Initial capital expenditures are estimated to be $99 million with life of mine capital expenditures estimated to be $60 million. The 10-year life of mine is estimated to produce an average of 3 million silver oz and 32,800 gold ounces per year generating $315 million pre-tax, $217 million after-tax, free cash flow over the life of the project.

The Company is working to complete a Feasibility Study in Q3, 2021 at an estimated cost of $1.8 million.  The Company is evaluating a number of opportunities to further enhance the value of the project, including exploration drilling to expand the known resources and to test multiple veins within the district. Additionally, the Company has defined an engineering, procurement and construction strategy and is planning commencement of various early work items.  An engineering team is being assembled and a $11.0 million budget has been approved for sourcing equipment and machinery and early work items, including temporary camp construction and earthworks.

EXPLORATION RESULTS

In 2021, the Company plans to spend $10.2 million drilling 50,000 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the Guanaceví and Bolañitos operating mines, 11,500 metres of core drilling are planned at a cost of $2.0 million and $1.9 million, respectively to replace reserves and expand resources.

On the exploration and development projects, expenditures of $6.3 million are planned to fund 27,000 metres of core drilling at the Terronera project to test multiple regional targets, the Parral project to continue drilling the San Patricio and Veta Colorada vein systems and the Paloma project in Chile. The Company is currently permitting of the Cerro Marquez and Aida projects and will continue to map and sample to prioritize targets for drilling.

At Guanaceví, in 2021 the Company drilled 9,989 metres in 39 holes to delineate the extension of the Porvenir Cuatro and Milache ore bodies. Drilling confirmed expectations and intersected significant mineralization with similar ore grades and vein widths similar to the 2020 intersections. The remaining drilling is planned to connect the Porvenir Cuatro (previously mined), El Curso and Milache ore bodies forming one continuous orebody over a 1,500 m length by 400 m vertical extent.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

At Bolañitos, in 2021 the Company drilled 7,343 metres in 38 holes to target the Melladito vein, the Plateros vein and the Belen vein. The Company intersected significant mineralization with ore grades over mineable widths.  Management is currently interpreting the results and will continue to drill these veins throughout 2021.

At Terronera the Company commenced the 2021 drill program targeting the southeast area near the Terronera vein and regional area acquired in 2020.  A total of 10,117 metres were drilled in 37 holes intersecting high grade silver-gold mineralization in a number of structures near the Terronera vein, highlighting the potential of the area. Four structures, the San Simon, Fresno, Pendencia and Lindero veins are located immediately to the southeast of the Terronera vein, and the Los Cuates vein is located approximately 10 kilometers to the northwest of the Terronera Project. The drill results represent ongoing exploration work at the Terronera Project, with a plan to complete 16,000 metres of drilling by the end of the year. Key targets include extensions of the Terronera vein, which hosts most of the reserves in the Terronera Feasibility Study that is planned to be completed in Q3, 2021, and more regional targets to grow resources in the district. As the Feasibility Study is nearing completion, all 2021 drill results will not be included as part of the development plan.

At Parral the Company commenced the drill program in March, drilling 19 holes totaling 4,715 metres in untested areas of the Colorada vein.  The 2021 drill program is on-going with results and interpretation expected in Q3, 2021.

In Chile, the Company completed initial drilling on the Paloma properties targeting a bulk tonnage, sulfidation epithermal deposit relate to intrusive domes or the tops of porphyry systems located in the Chilean Miocene deposit belt, 180 kilometers southeast of the city of Calama, 5,000 metres above sea level. The Company has an option to acquire up to 70% ownership of 5,100 hectares from Compañía Minera del Pacifico. To date, Endeavour completed 5,945 metres of diamond drilling in 13 drill holes.  Drilling confirmed widespread alteration and low-grade gold mineralization. Highlights include 0.4 grams per tonne of gold over 46 metres true width, however it is interpreted that the drilling did not reach the core of the system. The exploration team is currently analyzing the drill results to develop the next phase drill program to test for the possibility of higher-grade mineralization.

CONSOLIDATED FINANCIAL RESULTS

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

In Q2, 2021, the Company's mine operating earnings was $10.2 million (Q2, 2020: $3.1 million) on net revenue of $47.7 million (Q2, 2020: $20.2 million) with cost of sales of $37.5 million (Q2, 2020: $17.1 million).

In Q2, 2021, the Company had operating earnings of $0.8 million (Q2, 2020: operating loss $4.6 million) after exploration costs of $5.0 million (Q2, 2020: $1.7 million), general and administrative costs of $4.3 million (Q2, 2020: $3.1 million), care and maintenance expense for the El Cubo operation of $0.1 million (Q2, 2020: $0.7 million) and in Q2 2020 there was an additional $2.2 million in care and maintenance costs related to the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19.

The earnings before taxes for Q2, 2021 was $8.9 million (Q2, 2020: loss before taxes $3.6 million) after finance costs of $0.2 million (Q2, 2020: $0.4 million), a foreign exchange gain of $0.7 million (Q2, 2020: $0.7 million), gain on disposal of assets of $5.8 million (Q2, 2020: $nil) and investment and interest income of $1.8 million (Q2, 2020: $0.7 million). The Company realized net earnings for the period of $6.7 million (Q2, 2020: net loss of $3.3 million) after an income tax expense of $2.2 million (Q2, 2020: income tax recovery of $0.3 million).

Net revenue of $47.7 million in Q2, 2021, net of $0.6 million of smelting and refining costs, increased by 136% compared to $20.2 million, net of $0.3 million of smelting and refining costs in Q2, 2020.  Gross sales of $48.3 million in Q2, 2021 represented a 136% increase over the $20.5 million for the same period in 2020. There was a 76% increase in silver ounces sold and a 57% increase in the realized silver price resulting in a 179% increase to silver sales. There was an 88% increase in gold ounces sold with no change in realized gold prices resulting in a 88% increase in gold sales.  During the period, the Company sold 1,120,266 oz silver and 9,810 oz gold, for realized prices of $26.82 and $1,866 per oz respectively, compared to sales of 634,839 oz silver and 5,218 oz gold, for realized prices of $17.04 and $1,862 per oz, respectively, in the same period of 2020. For the three months ended June 30, 2021, the realized prices of silver were within approximately 1% to London spot prices and the realized prices of gold were within approximately 3% to London spot prices. During the same period, silver and gold spot prices averaged $26.69 and $1,816, respectively.

The Company slightly decreased its finished goods silver and increased its gold inventory to 471,817 oz and 2,835 oz, respectively at June 30, 2021 compared to 529,817 oz silver and 1,689 oz gold at March 31, 2021.  The cost allocated to these finished goods was $10.1 million at June 30, 2021, compared to $8.0 million at March 31, 2021.  At June 30, 2021, the finished goods inventory fair market value was $17.3 million, compared to $15.9 million at March 31, 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

Cost of sales for Q2, 2021 was $37.5 million, an increase of 119% over the cost of sales of $17.1 million for the same period of 2020.  The increase in cost of sales was primarily related to significantly higher labour costs and royalty costs partially offset by improved productivity at the Guanaceví and Bolañitos operations and the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19 during Q2 2020, which significantly affected sales and costs of sales in the prior period. Royalties increased 420% to $4.3 million due to higher realized prices and the increased mining of the high grade Porvenir and Porvenir Cuatro extensions at the Guanaceví operation which is subject to the significantly higher royalty rates.

During Q2, 2021 the Company's operations experienced higher costs than budgeted due to global supply constraints creating inflationary pressure, labour costs are tracking higher than guidance and increased operating development at Guanaceví.

Exploration and evaluation expenses increased in Q2, 2021 to $5.0 million from $1.7 million for the same period of 2020 primarily based on additional expenditures to advance the Terronera Feasibility Study and the timing of drill programs as drilling was also suspended during Q2 2020 due to COVID-19.  General and administrative expenses increased to $4.3 million in Q2, 2021 compared to $3.1 million for the same period of 2020, due to mark-to-market fluctuations for director's deferred share units which comparatively increased costs by $0.4 million, additional salary costs as during early 2020 senior management took voluntary pay reductions and received lower bonuses and the impact on the strengthening of the Canadian dollar increasing the US dollar amount of Canadian dollar expenditures.

The Company incurred a foreign exchange gain of $0.7 million in Q2, 2021 compared to a foreign exchange gain of $0.7 million in Q2, 2020 due to the strengthening of the Mexican Peso at the end of Q2, 2021 and Q2, 2020 compared to the prior quarters which resulted in higher valuations of peso denominated tax receivables and cash balances. The Company incurred $0.2 million in finance charges primarily related to mobile equipment purchased in 2019 and early 2020 compared to $0.4 million in the same period in 2020. The decrease is a result of the decrease in the loan balances.  The Company recognized $1.8 million in investment and other income compared to $0.6 million in Q1, 2020 with the majority of the other income derived from the gain on marketable securities and interest received on IVA collections.  During Q2, 2021, the Company also recognized a gain on the sale of the El Cubo mine of $5.8 million.

Income tax expense was $2.2 million in Q2, 2021 compared to an income tax recovery of $0.3 million in Q2, 2020.  The $2.2 million tax expense is comprised of $1.1 million in current income tax expense (Q2, 2020: $0.2 million) and $1.1 million in deferred income tax expense (Q2, 2020: deferred income tax recovery of $0.5 million). The current income tax expense consists of $0.9 million of special mining duty taxes and $0.2 million of income taxes. The deferred income tax expense of $1.1 million is due to the use of loss carry forwards to offset taxable income generated at the Guanaceví operations.

The recoverable amounts of the Company's cash-generating units (CGUs), which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

For the six-month period ended June 30, 2021, the Company's mine operating earnings was $15.9 million (2020: $0.2 million) on net revenue of $82.2 million (2020: $42.1 million) with cost of sales of $66.3 million (2020: $41.9 million).

The Company had operating earnings of $15.1 million (2020: operating loss $13.2 million) after exploration costs of $9.2 million (2020: $4.1 million), general and administrative costs of $7.8 million (2020: $5.1 million), care and maintenance expense for the El Cubo operation of $0.6 million (2020: $2.0 million) and an impairment reversal of $16.8 million as a result of the valuation assessment done as a result of the El Cubo mine and related assets a liabilities classification as held for sale.  In Q2 2020 there was an additional $2.2 million in care and maintenance costs related to the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

The earnings before taxes was $24.9 million (2020: loss before taxes $17.4 million) after finance costs of $0.5 million (2020: $0.7 million), a foreign exchange loss of $35 thousand (2020 $4.2 million), a gain on disposal of the El Cubo assets of $5.8 million (2020: $nil) and investment and interest income of $4.5 million (2020: $0.7 million) . The Company realized net earnings for the period of $18.9 million (2020: net loss of $19.2 million) after an income tax expense of $6.0 million (2020: $1.8 million).

Net revenue of $82.2 million in for the first half of 2021, net of $1.2 million of smelting and refining costs, increased by 95% compared to $42.1 million, net of $0.8 million of smelting and refining costs in 2020.  Gross sales of $83.4 million in 2021 represented a 94% increase over the $42.9 million for the same period in 2020. There was a 34% increase in silver ounces sold and a 67% increase in the realized silver price resulting in a 124% increase to silver sales. There was a 62% increase in gold ounces sold with a 3% increase in realized gold prices resulting in a 66% increase in gold sales.  During the period, the Company sold 1,743,645 oz silver and 20,473 oz gold, for realized prices of $26.95 and $1,781 per oz respectively, compared to sales of 1,300,339 oz silver and 12,672 oz gold, for realized prices of $16.16 and $1,727 per oz, respectively, in the same period of 2020. For the six months ended June 30, 2021, the realized prices of silver and gold were within approximately 2% to London spot prices. During the same period, silver and gold spot prices averaged $26.47 and $1,805, respectively.

The Company increased its finished goods silver and gold inventory to 471,817 oz and 2,835 oz, respectively at June 30, 2021 compared to 116,484 oz silver and 1,459 oz gold at December 31, 2020.  The cost allocated to these finished goods was $10.1 million at June 30, 2021, compared to $3.6 million at December 31, 2020.  At June 30, 2021, the finished goods inventory fair market value was $17.3 million, compared to $5.8 million at December 31, 2020.

Cost of sales for 2021 was $66.3 million, an increase of 58% over the cost of sales of $41.9 million for the same period of 2020.  The increase in cost of sales was primarily related to significantly higher labour costs and royalty costs partially offset by improved productivity at the Guanaceví and Bolañitos operations and the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19 during Q2 2020, which significantly affected sales and costs of sales in the prior period. Royalties increased 302% to $6.8 million due to higher realized prices and the increased mining of the high grade Porvenir and Porvenir Cuatro extensions at the Guanaceví operation which is subject to the significantly higher royalty rates.

Exploration and evaluation expenses increased in 2021 to $9.2 million from $4.1 million for the same period of 2020 primarily based on additional expenditures to advance the Terronera Feasibility Study and the timing of drill programs as drilling was also suspended during Q2 2020 due to COVID-19. General and administrative expenses increased to $7.8 million in 2021 compared to $5.1 million for the same period of 2020, due to mark-to-market fluctuations for director’s deferred share units which comparatively increased costs by $1.2 million, additional salary costs as during early 2020 senior management took voluntary pay reductions and received lower bonuses and the impact on the strengthening of the Canadian dollar increasing the US dollar amount of Canadian dollar expenditures.

The Company incurred a foreign exchange loss of $35 thousand in 2021 compared to a foreign exchange loss of $4.2 million in 2020 as the exchange rate has been fairly flat during the 2021 period and there was a weakening of the Mexican Peso in 2020, which resulted in lower valuations of peso denominated tax receivables and cash balances. The Company incurred $0.5 million in finance charges primarily related to mobile equipment purchased in 2019 and early 2020 compared to $0.7 million in the same period in 2020 as the loan balances have been decreasing. The Company recognized $4.5 million in investment and other income compared to $0.7 million in 2020 with the majority of the other income derived from a gain on marketable securities of $3.8 million and interest received on IVA collections.  2021, the Company also recognized a gain on the sale of the El Cub mine of $5.8 million.

Income tax expense was $6.0 million in 2021 compared to an income tax expense of $1.8 million in 2020.  The $6.0 million tax expense is comprised of $1.8 million in current income tax expense (2020: $0.5 million) and $4.2 million in deferred income tax expense (2020: $1.3 million). The current income tax expense consists of $1.3 million of special mining duty taxes and $0.5 million of income taxes. The deferred income tax expense of $4.2 million is due to the use of loss carry forwards to offset taxable income generated at the Guanaceví and Bolañitos.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

The recoverable amounts of the Company's cash-generating units (CGUs), which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

During Q1, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were classified as held for sale and immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal.  During Q2, 2021 the sale of the El Cubo assets was completed with a gain on disposal of $5.8 million.  The reclamation provision for the El Cubo mine of $4.6 million transferred to VanGold upon acquisition of the related mining concessions.

NON-IFRS MEASURES

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that do not have standardized meanings prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other issuers.

The Company incurred a reversal of impairments on non-current assets and a gain on disposal of the El Cubo mine and equipment that had a significant effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the impairment amounts to appropriately compare to past performance and are provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
except for share numbers and per share amounts	2021	2020	2021	2020
Net earnings (loss) for the period	$6,656	($3,289)	$18,905	($19,215)
Impairment (reversal) of non-current assets, net of tax	-	-	(16,791)	-
Gain on disposal of El Cubo mine and equipment, net of tax	(5,807)	-	(5,807)	-
Adjusted net earnings (loss)	$849	($3,289)	($3,693)	($19,215)
Basic weighted average share outstanding	168,383,755	147,862,393	164,051,368	144,836,300
Adjusted net earnings (loss) per share	$0.01	($0.02)	($0.02)	($0.13)

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Mine operating earnings (loss)	$10,205	$3,116	$15,869	$230
Share-based compensation	111	92	229	183
Amortization and depletion	6,624	3,951	14,120	9,974
Write down of inventory to net realizable value	272	486	272	1,528
Mine operating cash flow before taxes	$17,212	$7,645	$30,490	$11,915

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Cash from (used in) operating activities	$9,467	($909)	$5,544	($3,258)
Net changes in non-cash working capital	806	(2,800)	(8,360)	(178)
Operating cash flow before working capital adjustments	$8,661	$1,891	$13,904	($3,080)

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
except for share numbers and per share amounts	2021	2020	2021	2020
Operating cash flow before working capital adjustments	$8,661	$1,891	$13,904	($3,080)
Basic weighted average shares outstanding	168,383,755	147,862,393	164,051,368	144,836,300
Operating cash flow before working capital changes per share	$0.05	$0.01	$0.08	($0.02)

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring impairments (reversals)

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Net earnings (loss) for the period	$6,656	($3,289)	$18,905	($19,215)
Depreciation and depletion - cost of sales	6,624	3,951	14,120	9,974
Depreciation and depletion - exploration	72	89	151	179
Depreciation and depletion - general & administration	38	54	72	109
Depreciation and depletion - care & maintenance	(11)	119	4	219
Depreciation and depletion - inventory write down	6	246	6	746
Finance costs	216	356	507	666
Current income tax expense	1,146	195	1,817	461
Deferred income tax expense (recovery)	1,116	(514)	4,243	1,350
EBITDA	$15,863	$1,207	$39,825	($5,511)
Share based compensation	1,028	848	2,193	1,593
Impairment (reversal) of non-current assets, net of tax	-	-	(16,971)	-
Gain on disposal of El Cubo mine and equipment, net of tax	(5,807)	-	(5,807)	-
Adjusted EBITDA	$11,084	$2,055	$19,240	($3,918)

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Cash costs per silver ounce, total production costs per ounce, direct operating costs per tonne and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 20 21				Three Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total

Direct costs per financial statements	$15,713	$7,770	$2,740	$26,223	$7,910	$2,847	$965	$11,722
Smelting and refining costs included in net revenue	-	514	68	582	-	243	85	328
Opening finished goods	(5,935)	(204)	(442)	(6,581)	(2,850)	(259)	(315)	(3,424)
Finished goods NRV adjustment	-	-	266	266	-	-	240	240
Closing finished goods	6,985	408	1,145	8,538	2,017	356	403	2,776
Direct operating costs	16,763	8,488	3,777	29,028	7,077	3,187	1,378	11,642
Royalties	4,158	70	112	4,340	724	23	87	834
Special mining duty (1)	684	257	(38)	903	48	-	-	48
Direct costs	21,605	8,815	3,851	34,271	7,849	3,210	1,465	12,524
By-product gold sales	(4,209)	(11,909)	(2,187)	(18,305)	(3,270)	(4,242)	(2,200)	(9,712)
Opening gold inventory fair market value	1,925	309	662	2,896	1,197	458	653	2,308
Closing gold inventory fair market value	(3,349)	(633)	(1,038)	(5,020)	(1,315)	(994)	(1,171)	(3,480)
Cash costs net of by-product	15,972	(3,418)	1,288	13,842	4,461	(1,568)	(1,253)	1,640
Amortization and depletion	2,487	3,800	337	6,624	2,130	1,073	748	3,951
Share-based compensation	54	51	6	111	34	29	29	92
Opening finished goods depletion	(1,137)	(118)	(133)	(1,388)	(636)	(123)	(262)	(1,021)
NRV depreciation cost adjustment	-	-	6	-	-	-	246	246
Closing finished goods depletion	1,333	220	30	1,583	547	136	513	1,196
Total production costs	$18,709	$535	$1,534	$20,772	$6,536	($453)	$21	$6,104

	Three Months Ended June 30, 2021				Three Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	111,893	107,912	22,213	242,018	62,231	41,680	10,209	114,120
Payable silver ounces	936,424	112,456	13,387	1,062,267	525,766	51,912	12,940	590,618

Cash costs per silver ounce	$17.06	($30.39)	$96.21	$13.03	$8.48	($30.20)	($96.83)	$2.78
Total production costs per ounce	$19.98	$4.76	$114.59	$19.55	$12.43	($8.73)	$1.62	$10.33
Direct operating costs per tonne	$149.81	$78.66	$170.04	$119.94	$113.72	$76.46	$134.98	$102.02
Direct costs per tonne	$193.09	$81.69	$173.37	$141.61	$126.13	$77.02	$143.50	$109.74

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Expressed in thousands US dollars	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct costs per financial statements	$23,773	$14,875	$6,303	$44,951	$16,345	$8,142	$4,035	$28,522
Smelting and refining costs included in net revenue	-	1,003	206	1,209	-	584	189	773
Opening finished goods	(1,509)	(250)	(642)	(2,401)	(1,509)	(219)	(169)	(1,897)
Finished goods NRV adjustment	-	-	266	266	-	-	782	782
Closing finished goods	6,985	408	1,145	8,538	2,017	356	403	2,776
Direct operating costs	29,249	16,036	7,278	52,563	16,853	8,863	5,240	30,956
Royalties	6,371	138	291	6,800	1,402	60	229	1,691
Special mining duty (1)	941	408	0	1,349	135	-	-	135
Direct costs	36,561	16,582	7,569	60,712	18,390	8,923	5,469	32,782
By-product gold sales	(7,673)	(22,438)	(6,352)	(36,463)	(6,357)	(10,334)	(5,194)	(21,885)
Opening gold inventory fair market value	735	746	1,283	2,764	437	244	213	894
Closing gold inventory fair market value	(3,349)	(633)	(1,038)	(5,020)	(1,315)	(994)	(1,171)	(3,480)
Cash costs net of by-product	26,274	(5,743)	1,462	21,993	11,155	(2,161)	(683)	8,311
Amortization and depletion	4,080	7,593	2,447	14,120	3,739	3,145	3,090	9,974
Share-based compensation	93	91	45	229	64	60	59	183
Opening finished goods depletion	(271)	(104)	(804)	(1,179)	(252)	(43)	(121)	(416)
NRV depreciation cost adjustment	-	-	6	-	-	-	746	746
Closing finished goods depletion	1,333	220	30	1,583	547	136	513	1,196
Total production costs	$31,509	$2,057	$3,186	$36,746	$15,253	$1,137	$3,604	$19,994

	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	200,525	205,604	45,342	451,471	156,438	124,897	32,112	313,447
Payable silver ounces	1,851,886	211,444	35,647	2,098,977	1,268,764	132,918	38,727	1,440,409

Cash costs per silver ounce	$14.19	($27.16)	$41.01	$10.48	$8.79	($16.26)	($17.64)	$5.77
Total production costs per ounce	$17.01	$9.73	$89.38	$17.51	$12.02	$8.55	$93.06	$13.88
Direct operating costs per tonne	$145.86	$77.99	$160.51	$116.43	$107.73	$70.96	$163.18	$98.76
Direct costs per tonne	$182.33	$80.65	$166.93	$134.48	$117.55	$71.44	$170.31	$104.59

Expressed in thousands US dollars	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Closing finished goods	6,985	408	1,145	8,538	2,017	356	403	2,776
Closing finished goods depletion	1,333	220	30	1,583	547	136	513	1,196
Finished goods inventory	$8,318	$628	$1,175	$10,121	$2,564	$492	$916	$3,972

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Three Months Ended June 30, 2021				Three Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$15,972	($3,418)	$1,288	$13,842	$4,461	($1,568)	($1,253)	$1,640
Operations stock based compensation	39	40	39	118	34	29	29	92
Corporate general and administrative	2,013	1,093	277	3,383	1,529	607	305	2,441
Corporate stock based compensation	460	250	64	773	407	156	79	642
Reclamation - amortization/ accretion	13	11	3	27	10	8	2	20
Mine site expensed exploration	538	305	2	845	45	119	149	313
Intangible payments	80	29	(16)	94	28	29	29	86
Equipment loan payments	300	524	-	824	145	323	-	468
Capital expenditures sustaining	3,696	3,366	-	7,062	1,225	1,843	36	3,104
All In Sustaining Costs	$23,112	$2,200	$1,656	$26,968	$7,884	$1,546	($624)	$8,806
Growth exploration and evaluation				3,963				1,149
Growth capital expenditures				1,102				1,768
All In Costs				$32,033				$11,723

	Three Months Ended June 30, 2021				Three Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	111,893	107,912	22,213	242,018	62,231	41,680	10,209	114,120
Payable silver ounces	936,424	112,456	13,387	1,062,267	525,766	51,912	12,940	590,618
Silver equivalent production (ounces)	1,185,961	660,284	120,759	1,967,004	675,107	256,322	130,476	1,061,905

Sustaining cost per ounce	$24.68	$19.56	$123.73	$25.39	$15.00	$29.79	($48.25)	$14.91
All In costs per ounce				$30.16				$19.85

Expressed in thousands US dollars	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$26,274	($5,743)	$1,462	$21,993	$11,155	($2,161)	($683)	$8,311
Operations stock based compensation	93	91	45	229	64	60	59	183
Corporate general and administrative	3,622	1,966	498	6,086	2,249	914	456	3,619
Corporate stock based compensation	987	536	136	1,658	879	357	178	1,414
Reclamation - amortization/ accretion	25	22	5	52	20	15	4	39
Mine site expensed exploration	994	539	195	1,728	326	336	408	1,070
Intangible payments	111	60	15	187	57	57	57	171
Equipment loan payments	608	1,092	-	1,700	291	864	-	1,155
Capital expenditures sustaining	7,900	6,100	-	14,000	3,698	4,682	83	8,463
All In Sustaining Costs	$40,615	$4,663	$2,355	$47,633	$18,739	$5,124	$562	$24,425
Growth exploration and evaluation				6,970				2,802
Growth capital expenditures				1,434				1,921
All In Costs				$56,037				$29,148

	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	200,525	205,604	45,342	451,471	156,438	124,897	32,112	313,447
Payable silver ounces	1,851,886	211,444	35,647	2,098,977	1,268,764	132,918	38,727	1,440,409
Silver equivalent production (ounces)	2,323,618	1,261,071	319,135	3,903,824	1,614,381	656,207	327,056	2,597,644

Sustaining cost per ounce	$21.93	$22.05	$66.07	$22.69	$14.77	$38.55	$14.50	$16.96
All In costs per ounce				$26.70				$20.24

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Capital expenditures sustaining	$7,062	$3,104	$14,000	$8,463
Growth capital expenditures	1,102	1,768	1,434	1,921
Property, plant and equipment expenditures	$8,164	$4,872	$15,434	$10,384

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Mine site expensed exploration	$845	$313	$1,728	$1,070
Growth exploration and evaluation	3,963	1,149	6,970	2,802
Total exploration and evaluation	4,808	1,462	8,698	3,872
Exploration depreciation and depletion	72	89	151	179
Exploration share-based compensation	145	114	306	(4)
Exploration and evaluation expense	$5,025	$1,665	$9,155	$4,047

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2021				Three Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct costs per financial statements	$15,713	$7,770	$2,740	$26,223	$7,910	$2,847	$965	$11,722
Smelting and refining costs included in net revenue	-	514	68	582	-	243	85	328
Royalties	4,158	70	112	4,340	724	23	87	834
Special mining duty (1)	684	257	(38)	903	48	-	-	48
Opening finished goods	(5,935)	(204)	(442)	(6,581)	(2,850)	(259)	(315)	(3,424)
Finished goods NRV adjustment	-	-	266	266	-	-	240	240
Closing finished goods	6,985	408	1,145	8,538	2,017	356	403	2,776
Direct production costs	21,605	8,815	3,851	34,271	7,849	3,210	1,465	12,524

	Three Months Ended June 30, 2021				Three Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	939,241	120,044	14,439	1,073,724	527,347	55,682	13,516	596,545
Average realized silver price ($)	26.82	26.82	26.82	26.82	17.04	17.04	17.04	17.04
Silver value ($)	25,190,444	3,219,580	387,254	28,797,278	8,985,993	948,821	230,313	10,165,127

Gold production (ounces)	3,084	6,753	1,329	11,166	1,847	2,508	1,462	5,817
Average realized gold price ($)	1,866	1,866	1,866	1,866	1,862	1,862	1,862	1,862
Gold value ($)	5,754,744	12,601,098	2,479,914	20,835,756	3,439,114	4,669,896	2,722,244	10,831,254

Total metal value ($)	30,945,188	15,820,678	2,867,168	49,633,034	12,425,107	5,618,717	2,952,557	20,996,381
Pro-rated silver costs (%)	81%	20%	14%	58%	72%	17%	8%	48%
Pro-rated gold costs (%)	19%	80%	86%	42%	28%	83%	92%	52%

Pro-rated silver costs ($)	17,587	1,794	520	19,884	5,676	542	114	6,063
Pro-rated gold costs ($)	4,018	7,021	3,331	14,387	2,173	2,668	1,351	6,461

Silver co-product cash costs	$18.72	$14.94	$36.02	$18.52	$10.76	$9.74	$8.45	$10.16
Gold co-product cash costs	$1,303	$1,040	$2,506	$1,288	$1,176	$1,064	$924	$1,111

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

Expressed in thousands US dollars	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct costs per financial statements	$23,773	$14,875	$6,303	$44,951	$16,345	$8,142	$4,035	$28,522
Smelting and refining costs included in net revenue	-	$1,003	$206	$1,209	-	584	189	773
Royalties	6,371	138	291	6,800	1,402	60	229	1,691
Special mining duty (1)	941	408	0	1,349	135	-	-	135
Opening finished goods	(1,509)	(250)	(642)	(2,401)	(1,509)	(219)	(169)	(1,897)
Finished goods NRV adjustment	-	-	266	266	-	-	782	782
Closing finished goods	6,985	408	1,145	8,538	2,017	356	403	2,776
Direct production costs	36,561	16,582	7,569	60,712	18,390	8,923	5,469	32,782

	Six Months Ended June 30, 2021				Six Months Ended June 30, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,857,458	226,271	38,095	2,121,824	1,272,461	141,807	39,936	1,454,204
Average realized silver price ($)	26.95	26.95	26.95	26.95	16.16	16.16	16.16	16.16
Silver value ($)	50,058,493	6,098,003	1,026,660	57,183,157	20,562,970	2,291,601	645,366	23,499,937

Gold production (ounces)	5,827	12,935	3,513	22,275	4,274	6,430	3,589	14,293
Average realized gold price ($)	1,781	1,781	1,781	1,781	1,727	1,727	1,727	1,727
Gold value ($)	10,377,887	23,037,235	6,256,653	39,671,775	7,381,198	11,104,610	6,198,203	24,684,011

Total metal value ($)	60,436,380	29,135,238	7,283,313	96,854,932	27,944,168	13,396,211	6,843,569	48,183,948
Pro-rated silver costs (%)	83%	21%	14%	59%	74%	17%	9%	49%
Pro-rated gold costs (%)	17%	79%	86%	41%	26%	83%	91%	51%

Pro-rated silver costs ($)	30,283	3,471	1,067	35,844	13,532	1,526	516	15,988
Pro-rated gold costs ($)	6,278	13,111	6,502	24,868	4,858	7,397	4,953	16,794

Silver co-product cash costs	$16.30	$15.34	$28.01	$16.89	$10.63	$10.76	$12.91	$10.99
Gold co-product cash costs	$1,077	$1,014	$1,851	$1,116	$1,137	$1,150	$1,380	$1,175

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross Sales	$48,357	$35,093	$61,238	$36,148	$20,529	$22,372	$34,610	$28,589
Smelting and refining costs included in net revenue	582	627	491	562	328	445	1,145	947
Direct costs	26,223	18,728	26,115	18,682	11,962	17,342	27,653	21,329
Royalties	4,340	2,460	4,434	2,029	834	857	935	446
Mine operating cash flow before taxes	17,212	13,278	30,198	14,875	7,405	3,728	4,877	5,867
Share-based compensation	111	118	60	87	92	91	37	50
Amortization and depletion	6,624	7,496	8,919	8,497	4,197	6,523	8,055	7,531
Write down on inventory	272	-	405	-	-	-	576	-
Mine operating earnings (loss)	$10,205	$5,664	$20,814	$6,291	$3,116	($2,886)	($3,791)	($1,714)

Basic earnings (loss) per share	$0.04	$0.08	$0.13	$0.00	($0.02)	($0.11)	($0.13)	($0.05)
Diluted earnings (loss) per share	$0.04	$0.07	$0.13	$0.00	($0.02)	($0.11)	($0.13)	($0.05)
Weighted shares outstanding	168,383,755	159,670,842	157,536,658	156,265,280	147,862,393	141,810,208	140,054,885	137,739,857

Net earnings (loss)	$6,656	$12,249	$19,923	$451	($3,289)	($15,926)	($17,897)	($6,768)
Amortization and depletion	6,723	7,624	8,965	8,296	4,213	6,268	8,194	7,194
Finance costs	216	291	332	359	356	310	230	177
Current income tax	1,146	671	1,937	595	195	266	1,308	512
Deferred income tax	1,116	3,127	(7,112)	556	(514)	1,864	3,100	(567)
NRV cost adjustment	6	-	231	375	246	500	236	478
EBITDA	$15,863	$23,962	$24,276	$10,632	$1,207	($6,718)	($4,829)	$1,026

*For Q4, 2020 and Q4, 2019 write downs on inventory at period end have been shown as a separate line item in the above reconciliation.  For prior periods, it has been included as components of direct costs and amortization and depletion.

** The Company changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue effective Q1, 2020.  The prior periods have been reclassified

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	242,018	209,453	237,389	206,324	114,120	199,327	236,531	234,196
Guanaceví	111,893	88,632	106,425	83,816	62,231	94,207	92,323	78,517
Bolañitos	107,912	97,692	107,332	98,945	41,680	83,217	82,147	71,541
El Compas	22,213	23,129	23,632	23,563	10,209	21,903	22,855	21,885
El Cubo	-	-	-	-	-	-	39,206	62,253
Silver ounces	1,073,724	1,048,100	1,117,289	942,274	596,545	857,659	939,511	948,547
Guanaceví	939,241	918,217	991,697	806,917	527,347	745,114	673,559	533,923
Bolañitos	120,044	106,227	99,417	112,094	55,682	86,125	109,963	147,078
El Compas	14,439	23,656	26,175	23,263	13,516	26,420	33,518	43,634
El Cubo	-	-	-	-	-	-	122,471	223,912
Silver grade	163	179	169	162	188	155	140	144
Guanaceví	308	369	331	336	304	280	252	232
Bolañitos	39	38	34	42	47	40	51	77
El Compas	30	47	50	48	60	58	65	90
El Cubo	-	-	-	-	-	-	106	128
Silver recovery	84.9	86.9	86.8	87.6	86.3	86.1	88.3	87.6
Guanaceví	84.8	87.3	87.6	89.1	86.7	87.9	90.0	91.2
Bolañitos	88.7	89.0	84.7	83.9	88.4	80.5	81.6	83.0
El Compas	67.4	67.7	68.9	64.0	68.6	64.7	70.2	68.9
El Cubo	-	-	-	-	-	-	91.7	87.4
Gold ounces	11,166	11,109	12,586	10,260	5,817	8,476	9,578	9,716
Guanaceví	3,084	2,743	3,198	2,342	1,847	2,427	2,025	1,557
Bolañitos	6,753	6,182	6,754	5,779	2,508	3,922	4,088	3,226
El Compas	1,329	2,184	2,634	2,139	1,462	2,127	2,298	2,699
El Cubo	-	-	-	-	-	-	1,167	2,234
Gold grade	1.63	1.90	1.90	1.82	1.84	1.57	1.53	1.49
Guanaceví	0.98	1.05	1.01	0.95	1.05	0.87	0.75	0.67
Bolañitos	2.14	2.15	2.22	2.04	2.10	1.71	1.81	1.62
El Compas	2.45	4.12	4.41	3.98	5.55	4.02	4.33	4.56
El Cubo	-	-	-	-	-	-	1.16	1.29
Gold recovery	87.9	86.7	87.0	85.0	86.3	84.4	82.2	86.7
Guanaceví	87.5	91.7	92.5	91.5	87.9	92.1	91.0	92.1
Bolañitos	91.0	91.5	88.2	89.1	89.1	85.7	85.5	86.6
El Compas	76.0	71.3	78.6	70.9	80.3	75.1	72.2	84.1
El Cubo	-	-	-	-	-	-	79.8	86.5
Cash costs per oz (1)	$13.03	$7.86	$6.83	$3.69	$2.78	$7.85	$13.63	$11.51
Guanaceví	$17.06	$11.25	$13.21	$9.64	$8.48	$9.01	$13.54	$12.83
Bolañitos	($30.39)	($23.49)	($44.56)	($40.89)	($30.20)	($7.32)	$4.82	$8.13
El Compas	$96.21	$7.77	($50.04)	$0.44	($96.83)	$22.10	$10.90	($25.37)
El Cubo	-	-	-	-	-	-	$22.67	$17.67
AISC per oz (1)	$25.39	$19.94	$18.52	$17.48	$14.91	$18.38	$23.20	$21.53
Guanaceví	$24.68	$19.07	$19.67	$17.76	$15.00	$14.61	$19.48	$20.99
Bolañitos	$19.56	$24.31	$16.98	$10.51	$29.79	$44.17	$38.38	$29.90
El Compas	$123.73	$36.19	($20.19)	$40.39	($48.25)	$45.98	$47.68	$3.46
El Cubo	-	-	-	-	-	-	$24.41	$20.77
Direct costs per tonne (1)	$141.61	$126.23	$129.66	$112.37	$109.74	$101.63	$113.47	$106.76
Guanaceví	$193.09	$168.74	$179.34	$146.26	$126.13	$111.89	$131.56	$116.20
Bolañitos	$81.69	$79.50	$75.82	$67.82	$77.02	$68.65	$80.66	$81.03
El Compas	$173.37	$160.71	$150.52	$178.92	$143.50	$182.81	$160.01	$137.99
El Cubo	-	-	-	-	-	-	$112.48	$113.44

(1) Cash cost per oz, AISC per oz and Direct costs per tonne are not-IFRS measures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the six months ended June 30, 2021, the average price of silver was $26.47 per ounce, with silver trading between $24.00 and $29.59 per ounce based on the London Fix silver price. This compares to an average of $16.65 per ounce during the six months ended June 30,2020, with a low of $12.01 and a high of $18.78 per ounce. During the first half of 2021, the Company realized an average price of $26.95 per silver ounce compared with $16.16 for the first half of 2020.

During the six months ended June 30, 2021, the average price of gold was $1,805 per ounce, with gold trading between $1,684 and $1,943 per ounce based on the London Fix PM gold price. This compares to an average of $1,645 per ounce during the six months ended June 30, 2020, with a low of $1,474 and a high of $1,772 per ounce. During the first half of 2021, the Company realized an average price of $1,781 per ounce compared with $1,645 for the first half of 2020.

During the year ended December 31, 2020, the average price of silver was $20.53 per ounce, with silver trading between $12.01 and $28.89 per ounce based on the London Fix silver price. This compares to an average of $16.20 per ounce for the year ended December 31, 2019, with a low of $14.37 and a high of $19.31 per ounce. For the year ended December 31, 2020, the Company realized an average price of $21.60 per silver ounce compared with $16.29 for the year ended December 31, 2019.

During the year ended December 31, 2020, the average price of gold was $1,771 per ounce, with gold trading between $1,474 and $2,067 per ounce based on the London Fix PM gold price. This compares to an average of $1,393 per ounce during the year ended December 31, 2019, with a low of $1,270 and a high of $1,546 per ounce. During the year ended December 31, 2020, the Company realized an average price of $1,846 per ounce compared with $1,422 for the year ended December 31, 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

Uncertainty surrounding tariff and trade discussions, the results of the US elections, signals of US economic slowdown and rising geopolitical risk renewed interest in precious metals in 2019. The impact of measures to combat the spread of COVID-19 on global economy resulted in significant volatility in the financial markets, including the gold and silver market in March 2020. Gold prices increased on an anticipated global economic recession and government financial stimulus announced to aid the economic recovery. During March 2020, silver prices capitulated on expectations of a global recession with the expectation of reduced industrial demand, then subsequently significantly rebounded as investment demand increased due to the monetary aspects of silver and rising demand as a "green" metal. The on-going risks and uncertainties from the COVID-19 pandemic has led to further government stimulus and ultimately further investment demand for gold and silver.

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the first half of 2021, the Mexican peso was relatively flat.  The average foreign exchange rate was $20.17 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.61 to $21.42. This compares to an average of $21.66 during the corresponding three-month period of 2020, with a range of $18.53 to $25.00 Mexican pesos per U.S. dollar over the same period in 2020.

During the year ended December 31, 2020, the Mexican peso was relatively flat until a significant decrease in oil prices followed by the COVID-19 crisis in March 2020 when the Mexican Peso significantly depreciated against the U.S. dollar, as funds flowed to safe haven markets and assets.  Subsequently, the Mexican peso gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.

During 2020, the average foreign exchange rate was $21.48 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.53 to $25.00. This compares to a relatively flat 2019, with an average of $19.24 during the corresponding period of 2019, with a range of $18.73 to $20.14 Mexican pesos per U.S. dollar.  During 2019, the Mexican peso remained relatively stable relative to the U.S. dollar, although volatility occurred throughout the year.

During the first half of 2021, the Canadian dollar initially appreciated compared to the U.S. dollar with the strengthening of oil price and then weakened again towards the end of the period.  During the first half of 2021, the average foreign exchange rate was $1.247 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.205 to $1.283. This compares to an average of $1.364 during the corresponding three-month period of 2020, with a range of $1.297 to $1.453 Canadian dollars per U.S. dollar over the same period in 2020.

During the year ended December 31, 2020, the Canadian dollar was flat until a significant decrease in oil prices and then the COVID-19 crisis in March 2020 when the Canadian dollar significantly depreciated against the U.S. dollar as funds invested in safe haven markets and assets. Subsequently, the Canadian dollar gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.  During 2020, the average foreign exchange rate was $1.3409 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.272 to $1.453. This compares to an average of $1.327 during 2019, with a range of $1.302 to $1.364 Canadian dollars per U.S. dollar during 2019.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. Mining, processing and indirect costs improved on per tonne basis compared to prior year, however royalties paid for ore mined from the Porvenir Cuatro extension increased substantially, a higher proportion of third party ore was purchased and improved profitability resulted in special mining duties paid to the government.

ANNUAL OUTLOOK

The Company has implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate and to date the infection rate has yet to flatten. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity. At each site, the Company is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 global pandemic is dynamic, the ultimate duration and severity of the pandemic remains uncertain.  The pandemic can have a material impact on the Company's 2021 production and cost estimates.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Production

In 2021, silver production is expected to range from 3.6 to 4.3 million oz and gold production is anticipated to be in the 31,000 to 35,500 oz range. Silver equivalent production is forecasted to total 6.1-7.1 million oz using an 80:1 silver:gold ratio. As of June 30, 2021, management expects to meet or beat the high range of the 2021 silver equivalent production guidance.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	3.1-3.7	8.0-10.0	3.7-4.5	1,100-1,200
Bolañitos	0.4-0.5	21.0-23.0	2.1-2.3	1,100-1,200
El Compas	0.1-0.1	2.0-2.5	0.2-0.2	200-250
Total	3.6-4.3	31.0-35.5	6.1-7.1	2,400-2,650

At Guanaceví, production will range between 1000 tpd to 1200 tpd and average 1100 tpd from the Milache, SCS and P4E orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs but with significant royalty payments on production.  As a result, the cash cost per ounce will increase in 2021, although direct operating costs per tonne were expected to be similar to 2020.

At Bolañitos, production will range between 1000 tpd to 1200 tpd and average 1,050 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Ore grades are expected to be similar to 2020 mined grades and the cash cost per oz and direct cost per tonne were expected to be similar to 2020 (See below for further discussion).

At El Compas, mine production will be suspended in Q3, 2021 from the El Compas mine with final production expected in August.

There remain several brownfield exploration opportunities on concessions owned by the Company, however further resource definition and evaluation is required to recommence production. Temporary closure costs are estimated to be $1.3 million, including demobilization costs of $0.1 million, for 2021 and severance cost of $1.0 million.

Sustaining Capital Investments

In 2021, Endeavour plans to invest $32.8 million on capital projects, mainly as sustaining capital at the three operating mines, including $2.0 million in growth capital to maintain the exploration concessions and cover corporate infrastructure.  At current metal prices, the sustaining capital investments should be covered by operating cash flow.

At Guanaceví, $16.7 million will be invested on capital projects, the largest of which is the development of 6.8 kilometres (km) of mine access at the Milache, SCS and the P4E orebodies for an estimated $7.2 million. The additional $9.5 million will go to upgrade the mining fleet, support site infrastructure, and expand the tailings dam.

At Bolañitos, $14.1 million will be invested on capital projects, including $7.8 million for 5.3 km of mine development to access reserves and resources in the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. The additional $5.9 million will go to upgrade the mining fleet, support site infrastructure, raise the tailings dam and commence a new portal for the Belen resources.

At El Compas, management is evaluating new areas for future production on the Calicanto concessions and below the current working areas of the Orito vein.

Mine	Mine	Other	Sustaining	Growth	Total
	Development	Capital	Capital	Capital	Capital
Guanaceví	$7.2 million	$9.5 million	$16.7 million	-	$16.7 million
Bolañitos	$8.7 million	$5.4 million	$14.1 million	-	$14.1 million
Corporate	-	-	-	$2.0 million	$ 2.0 million
Total	$15.9 million	$14.9 million	$30.8 million	$2.0 million	$32.8 million

Operating Costs

Cash costs, net of gold by-product credits, are expected to be $7.00-8.00 per oz of silver produced in 2021. Consolidated cash costs on a co-product basis are anticipated to be $13.00-$14.00 per oz silver and $1,000-$1,100 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $19.00-$20.00 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $18.00-$19.00 range.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

Direct operating costs are estimated to be in the range of $105-$115 per tonne, including royalties and special mining duties, which are both expected to be significantly higher in 2021 compared to 2020.

Management used a $22 per oz silver price, $1,760 per oz gold price, and 20:1 Mexican peso per US dollar exchange rate for its 2021 cost forecasts.

During Q2, 2021 the Company's operations experienced higher costs than budgeted due to global supply constraints creating inflationary pressure, labour costs are tracking higher than guidance and increased operating development at Guanaceví.

Exploration Expenditures

In 2021, the Company plans to spend $10.2 million drilling 50,000 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the Guanaceví and Bolañitos operating mines, 11,500 metres of core drilling are planned at a cost of $2.0 million and $1.9 million. respectively to replace reserves and expand resources.

On the exploration and development projects, expenditures of $6.3 million are planned to fund 27,000 metres of core drilling at the Terronera project to test multiple regional targets, the Parral project to continue drilling the San Patricio and Veta Colorada vein systems and the Paloma project in Chile. The Company is currently permitting of the Cerro Marquez and Aida projects and will continue to map and sample to prioritize targets for drilling.

Project	2021 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	11,500	$2.0 million
Bolañitos	Drilling	11,500	$1.9 million
Parral	Drilling/Economic Study	8,000	$2.0 million
Chile - Paloma	Drilling	3,000	$1.2 million
Chile - Other	Evaluation	-	$0.6 million
Terronera	PFS/Development	16,000	$ 2.5 million
Total		50,000	$10.2 million

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $61.1 million at December 31, 2020 to $125.2 million at June 30, 2021.  The Company had working capital of $146.8 million at June 30, 2021 (December 31, 2020 - $70.4 million).  The $76.4 million increase in working capital is primarily due to net ATM equity raise of $57.9 million, $4.6 million from proceeds of exercised options, proceeds from the sale of the El Cubo mine assets of $19.5 million, an increase in inventories of $7.3 million and cash flow generated by the operations offset by $15.4 million investment in mineral property, plant and equipment and $1.9 million loan repayments.

Operating activities provided $5.5 million during the first half of 2021 compared to using $3.3 million during the same period in 2020.  The significant non-cash adjustments to the net earnings of $18.9 million were amortization and depletion of $14.3 million (Q2, 2020 - $10.5 million), share-based compensation of $2.2 million (Q2, 2020 - $1.6 million), a deferred income tax expense of $4.2 million (Q2, 2020 - $1.4 million), finance costs of $0.5 million (Q2, 2020 - $0.6 million),  a reversal of non-current assets impairment of $16.8 million, a gain on the disposal of the El Cubo mine of $5.8 million, a gain on other investments of $3.9 million (Q2, 2020 - $0.1 million) and an increase in non-cash working capital of $8.4 million (Q2, 2020 -$0.2 million).  The change in non-cash working capital was primarily due to an increase in stockpiled ore, finished goods, marketable securities and prepaids expenses offset by a decrease in accounts receivable, increase in accounts payable.

The Company's Mexican subsidiaries pay IVA, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain

Investing activities during the year provided net $0.6 million compared to using $10.3 million in the same period in 2020. The capital investments were primarily for sustaining capital at existing operations, similar for the comparable period in 2020.  The Company received a net $9.3 million on the sale and purchase of marketable securities during 2021 and received cash of $7.5 million on the sale of the El Cubo mine.

Capital additions totaled $15.4 million in property, plant and equipment for the period ended June 30, 2021.

At Guanaceví, the Company invested $7.9 million, with $4.6 million spent on 3.0 kilometres of mine development and acquired $1.5 million of mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $0.8 million on plant upgrades, mine site improvements and the tailings facility, $1.0 million was spent on office, building infrastructure and on light vehicles.

At Bolañitos, the Company invested $6.1 million, with $5.0 million spent on 3.9 kilometres of mine.  The Company continued to invest on upgrades for mine equipment, the plant and surrounding infrastructure, totaling $1.1 million as of June 30, 2021.

Exploration and evaluation expenses incurred $1.4 million with $0.9 million in holding costs and acquisition of concessions and $0.5 million on office, building infrastructure and light vehicles.

Financing activities for 2021, increased cash by $57.9 million, compared to increasing cash by $21.3 million in the same period in 2020.  During the six months ended June 30, 2021, the Company received gross proceeds through an at-the-market financing of $59.1 million, paid $1.3 million in share issue costs, received $4.6 million on the exercise of employee options, paid $2.3 million in interest and principal repayments on loans and leases and paid $2.2 million on redemption of performance share units.  By comparison, during the same period in 2020, the Company raised gross proceeds of $24.2 million, paid $1.0 million in share issue costs and paid $1.9 million in interest and principal repayments on loans and lease.

In April 2018, the Company filed a short form base shelf prospectus (the "Base Shelf") to qualify for the distribution of up to CAD$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants ("Securities").  The distribution of Securities could be affected from time to time in one or more transactions at a fixed price or prices, which could be changed with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provided the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("2018 ATM") equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.  From January 1st to April 21st 2020, the Company issued 2,164,119 common shares under the ATM facility at an average price of $1.56 per share for gross proceeds of $3.4 million, less commissions of $76 thousand. The ATM program was completed in April 2020.

In April 2020, the Company filed a short form base shelf prospectus to qualify the distribution of up to CAD$150 million of various securities of the Company, including common shares.  The distribution of such securities of the Company may be affected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provides the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("2020 ATM") equity distribution agreement.

On May 14, 2020, the Company entered into an ATM equity facility (the "May 2020 ATM Facility") with a syndicate of agents.  Under the terms of the 2020 ATM Facility, the Company could, from time to time, sell common shares having an aggregate offering value of up to $23 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the May 2020 ATM Facility.

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From May 14, 2020 to August 17, 2020, the Company issued 11,640,411 common shares under the 2020 ATM Facility at an average price of $1.98 per share for gross proceeds of $23.0 million less commission of $0.6 million and deferred financing costs of $0.3 million which has been presented net of share capital. The ATM program was completed in August 2020.

In total, during 2020, the Company issued 13,804,530 common shares under the combined ATM facilities at an average price of $1.91 per share for gross proceeds of $26.4 million, less commission and financing fees of $1.2 million which has been presented net of share capital.

The purpose of the 2018 and May 2020 ATM Facilities net proceeds were to advance the exploration and development of the Terronera Project and to add to the Company's working capital.

On October 1, 2020, the Company entered into an ATM equity facility (the "October 2020 ATM Facility") with a syndicate of agents.  Under the terms of the October 2020 ATM Facility, the Company may, from time to time, sell common shares having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the October 2020 ATM Facility during the 20 month sales agreement term.

During the six months ended June 30, 2021, the Company issued 9,899,485 common shares under the October 2020 ATM Facility at an average price of $5.97 per share for gross proceeds of $59.1 million, less commission of $1.2 million and recognized $0.4 million of transaction costs related to the October 2020 ATM Facility.

For the October 2020 ATM Facility, the net proceeds were used as follows:

Use of proceeds (thousands)
Net proceeds received	$57,924
Advancement of Terronera Project	(7,032)
Advancement of Parral Project	(820)
Allocated to working capital	$50,072

Subsequent to June 30, 2021 an additional 160,913 common shares were issued under the ATM facility at an average price of $5.37 per share for gross proceeds of $0.9 million, less commission of $19 thousand which completed the October 2020 ATM Facility.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2021 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, and development of the Terronera project.

As at June 30, 2021, the Company's issued share capital was $584.4 million (December 31, 2020 - $517.7 million), representing 170,300,394 common shares (December 31, 2020 - 157,924,708), and the Company had options outstanding to purchase 4,001,000 common shares (December 31, 2020 - 5,978,300) with a weighted average exercise price of CAD$3.70 (December 31, 2020 - CAD$3.29).

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

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In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.1 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 9.1 million ($0.5 million) and inflationary charges of MXN 13.7 million ($0.7 million) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in a prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected and the Company continues to assess MSCG's settlement options, including filing an appeal with the Supreme Court of Justice.  The Company continues to assess that it is probable that an appeal should prevail, and the maximum exposure is the amount of the allowance above.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million (US $2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  As a condition of the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during the three months ended March 31, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of June 30, 2021, the Company held $125.2 million in cash and $146.8 million in working capital. The duration and severity of the global COVID-19 pandemic could have a material impact on the Company's liquidity.  The Mexican government declared mining as an essential business, however in Mexico positive COVID-19 cases continue at a significant rate and to date, the infection rate has not declined. A local outbreak, an impediment to supply or market logistics or change in government health orders remains a significant risk. The mines are operating under strict safety protocols with the expectations of operating near throughput capacity.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 34

The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.  The Company will continue to monitor capital markets, economic conditions, the COVID-19 global pandemic and assess its short-term and long-term capital needs.

See Annual Outlook on page 29 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following undiscounted contractual obligations at June 30, 2021:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$12,000	$12,000	$-	$-	$-
Loans payable	8,516	3,648	4,849	19	-
Lease liabilities	1,292	261	365	322	344
Other contracts	854	169	225	225	235
Other Long-Term Liabilities	4,896	-	167	2,174	2,555
Total	$27,558	$16,078	$5,606	$2,740	$3,134

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke, the Company's Executive Chairman, being a common director.  From time to time, the Company incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $1,000 and $2,000 for the three and six months ended June 30, 2021 respectively (June 30, 2020 - $1,000 and $2,000 respectively).  The Company had a $1,000 net receivable related to administration costs outstanding as at June 30, 2021 (December 31, 2020 - $2,000).

The Company was charged $51,000 and $192,000 for legal services for the three and six months ended June 30, 2021 respectively, by a firm in which the Company's corporate secretary is a partner (June 30, 2020 - $104,000 and $142,000 respectively).  The Company has $5,000 payable to the legal firm as at June 30, 2021 (December 31, 2020 - $26,000).

Financial Instruments and fair value measurements

As at June 30, 2021 and December 31, 2020, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$125,191	$125,191	$125,191
Other investments	10,024	-	10,024	10,024
Trade receivables	8,383	-	8,383	8,383
Other receivables	-	7,784	7,784	7,784
Total financial assets	$18,407	$132,975	$151,382	$151,382

Financial liabilities:
Accounts payable and accrued liabilities	$8,319	$21,368	$29,687	$29,687
Loans payable	-	7,785	7,785	7,785
Total financial liabilities	$8,319	$29,153	$37,472	$37,472

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 35

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities as at June 30, 2021 that measured at fair value on a recurring basis include:

As at June 30, 2021
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$10,024	$10,024	$-	$-
Note Receivable	$2,400	$-	$2,400	$-
Trade receivables	5,983	-	5,983	-
Total financial assets	$18,407	$10,024	$8,383	$-

Liabilities:
Deferred share units	$8,258	$8,258	$-	$-
Share appreciation rights	$61	$-	$61	$-
Total financial liabilities	$8,319	$8,258	$61	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 2 in the fair value hierarchy.  The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  For Level 2 investments, where there is not yet an active market for the securities as a listing on an exchange is pending, the fair value is determined based on the most recent observable transaction for those securities.  Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

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Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts and accounts receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  We manage our liquidity risk by continually monitoring forecasted and actual cash flows.  We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirement and development plans.  We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company's Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.  As at June 30, 2021 the Company has $1.6 million in equipment loans with interest rates that are linked to Libor and with other variables unchanged, a 1% increase in the Libor rate would result in an additional interest expense of $0.1 million.

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Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At June 30, 2021, there are 53,468 oz of silver and 3,148 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at June 30, 2021, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.7 million.

Outstanding Share Data

As of August 4, 2021, the Company had the following securities issued and outstanding:

  170,461,307 common shares
  4,001,000 common shares issuable under stock options with a weighted average exercise price of CAD$3.70 per share expiring between May 4, 2022 and March 5, 2026.

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the six months ended June 30, 2021 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2020, except for the following:

Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.  For the sale to be highly probable, management must be committed to, and have a plan to sell the assets, the assets must be available for immediate sale in their present condition and the sale must be expected to qualify for recognition as a completed sale within one year from the date of classification.

Such assets, or disposal groups, are measured at the lower or their original carrying amount and fair value less costs to sell.  Impairment losses or impairment reversals on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in earnings or loss.  Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

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Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment and impairment reversals of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2020 for a detailed discussion of the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and six months ended June 30, 2021 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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